44 • Gildan 2006 Annual Report
Consolidated
Financial Statements

Gildan 2006 Annual Report • 45

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 36 of this Annual Report.

The Company's Audit and Finance Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit and Finance Committee meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit and Finance Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and, with respect to the consolidated financial statements for the year ended October 1, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued an attestation report on management's assessment of the Company's internal controls over financial reporting as of October 1, 2006.
(Signed: Glenn J. Chamandy)	(Signed: Laurence G. Sellyn)

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer
December 6, 2006

46 • Gildan 2006 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. and subsidiaries as of October 1, 2006 and October 2, 2005 and the related consolidated statements of earnings, retained earnings and cash flows for the years ended October 1, 2006, October 2, 2005 and October 3, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended October 1, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gildan Activewear Inc. and subsidiaries as of October 1, 2006 and October 2, 2005, and the results of their operations and their cash flows for the years ended October 1, 2006, October 2, 2005 and October 3, 2004, in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gildan Activewear Inc. and subsidiaries' internal control over financial reporting as of October 1, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

(Signed: KPMG LLP)
Chartered Accountants

Montreal, Canada
December 6, 2006

Gildan 2006 Annual Report • 47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing in Gildan Activewear Inc.'s (the "Company") Annual Report for the year ended October 1, 2006, that the Company maintained effective internal control over financial reporting as of October 1, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded the acquisition of Kentucky Derby Hosiery Co., Inc. and subsidiaries ("Kentucky Derby"), which occurred in July 2006, from the scope of their assessment of internal controls over financial reporting. Kentucky Derby is a wholly-owned subsidiary of the Company whose total assets and total sales represented less than 11% of consolidated total assets and less than 4% of consolidated sales, respectively, of the Company as of and for the year ended October 1, 2006. Accordingly, our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of Kentucky Derby. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Gildan Activewear Inc. and subsidiaries maintained effective internal control over financial reporting as of October 1, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Gildan Activewear Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 1, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards, the consolidated balance sheets of Gildan Activewear Inc. and subsidiaries as of October 1, 2006 and October 2, 2005, and the related consolidated statements of earnings, retained earnings and cash flows for the years ended October 1, 2006, October 2, 2005 and October 3, 2004. With respect to the consolidated financial statements for the year ended October 1, 2006, we have also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 6, 2006 expressed an unqualified opinion on those consolidated financial statements.

(Signed: KPMG LLP)
Chartered Accountants

Montreal, Canada
December 6, 2006

48 • Gildan 2006 Annual Report

CONSOLIDATED BALANCE SHEETS
October 1, 2006 and October 2, 2005
(In thousands of US dollars)

	2006	2005

Assets
Current assets:
Cash and cash equivalents	$29,007	$69,802
Accounts receivable	165,870	108,646
Inventories	200,653	134,861
Prepaid expenses and deposits	5,757	4,394
Future income taxes (note 14)	5,298	10,135
	406,585	327,838

Fixed assets (note 4)	302,677	260,615
Intangible assets (note 5)	9,513	–
Other assets (note 6)	4,501	4,036
Assets held for sale (note 16 (b))	–	5,027
	$723,276	$597,516

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness (note 7)	$3,500	$3,980
Accounts payable and accrued liabilities	117,984	86,843
Income taxes payable	2,269	2,206
Current portion of long-term debt (note 8)	21,820	19,859
	145,573	112,888

Long-term debt (note 8)	12,041	27,288
Future income taxes (note 14)	29,443	31,386
Non-controlling interest in consolidated joint venture	5,654	5,394

Shareholders' equity (note 9):
Share capital	86,584	84,177
Contributed surplus	2,365	1,596
Cumulative translation adjustment	26,248	26,248
Retained earnings	415,368	308,539
	530,565	420,560

Commitments and contingent liabilities (note 12)
	$723,276	$597,516

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed: Glenn J. Chamandy)	(Signed: Pierre Robitaille)
Glenn J. Chamandy	Pierre Robitaille
Director	Director

Gildan 2006 Annual Report • 49

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars, except per share amounts)

	2006	2005	2004

Sales	$773,190	$653,851	$533,368
Cost of sales	521,095	450,570	378,696
Gross profit	252,095	203,281	154,672

Selling, general and administrative expenses	84,388	73,846	58,284
Restructuring and other charges (note 16)	20,386	11,776	4,614
Earnings before the undernoted items	147,321	117,659	91,774

Depreciation and amortization	32,383	25,615	22,275
Interest, net	3,067	4,615	6,170
Non-controlling interest in income of consolidated joint venture	260	34	–
	35,710	30,264	28,445

Earnings before income taxes	111,611	87,395	63,329
Income taxes (note 14)	4,782	1,352	3,078

Net earnings	$106,829	$86,043	$60,251

Earnings per share (note 15):
Basic	$1.78	$1.44	$1.02
Diluted	1.76	1.43	1.01

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars, except per share amounts)

	2006	2005	2004

Retained earnings, beginning of year	$308,539	$222,496	$162,245
Net earnings	106,829	86,043	60,251
Retained earnings, end of year	$415,368	$308,539	$222,496

See accompanying notes to consolidated financial statements.

50 • Gildan 2006 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

	2006	2005	2004

Cash flows from (used in) operating activities:
Net earnings	$106,829	$86,043	$60,251
Adjustments for:
Depreciation and amortization	32,383	25,615	22,275
Impairment loss (note 16 (a))	15,149	–	–
Loss on disposal and writedown of fixed assets	1,197	7,373	1,949
Stock-based compensation costs	908	1,050	477
Future income taxes	1,764	176	2,947
Non-controlling interest	260	34	–
Unrealized foreign exchange loss	843	2,552	586
Changes in non-cash working capital balances:
Accounts receivable	(41,058)	(22,694)	(20,236)
Inventories	(35,435)	(17,790)	(13,112)
Prepaid expenses and deposits	95	(1,082)	440
Accounts payable and accrued liabilities	11,046	11,979	5,416
Income taxes payable	740	(6)	(2,073)
	94,721	93,250	58,920

Cash flows from (used in) financing activities:
Repayment of long-term debt	(23,866)	(24,739)	(19,981)
Increase in long-term debt	691	12,086	4,125
(Decrease) increase in bank indebtedness	(17,830)	3,980	–
Repayment of capital leases	(186)	(157)	(1,158)
Proceeds from the issuance of shares	1,808	5,872	2,664
Contribution by non-controlling interest	–	2,500	–
	(39,383)	(458)	(14,350)

Cash flows from (used in) investing activities:
Purchase of fixed assets	(80,183)	(86,124)	(53,684)
Acquisition of Kentucky Derby Hosiery Co., Inc. (note 3)	(19,911)	–	–
Proceeds from the sale of assets held for sale	5,027	4,087	–
Increase in other assets	(986)	(1,811)	(136)
	(96,053)	(83,848)	(53,820)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(80)	187	581

Net (decrease) increase in cash and cash equivalents during the year	(40,795)	9,131	(8,669)

Cash and cash equivalents, beginning of year	69,802	60,671	69,340
Cash and cash equivalents, end of year	$29,007	$69,802	$60,671

Supplemental disclosure of cash flow information (note 17 (c))
See accompanying notes to consolidated financial statements.

Gildan 2006 Annual Report • 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company's fiscal year ends on the first Sunday following September 28. All references to 2006, 2005 and 2004 represent the fiscal years ended October 1, 2006, October 2, 2005 and October 3, 2004, respectively.

1 2005 Accounting Changes

Effective the beginning of the Company's 2005 fiscal year, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15 – Consolidation of Variable Interest Entities ("AcG-15") ("VIEs"). A VIE is any type of legal structure not controlled by voting equity, but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual return, or both. The Company determined that its joint venture (CanAm Yarns, LLC) ("CanAm") with Frontier Spinning Mills, Inc. met the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

The application of the guideline in fiscal 2005 resulted in an increase to total assets of $7,929, total liabilities of $5,069 and non-controlling interest of $2,860. The Company's net earnings were not affected by this change as the investment in the joint venture was previously accounted for using the proportionate consolidation method.

2 Significant Accounting Policies

The consolidated financial statements are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in Canada. The principal accounting policies of the Company are summarized as follows:

(a)      Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and a joint venture for which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)      Cash and cash equivalents

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c)      Inventories

Inventories are stated at the lower of cost and market value. Cost is established based on the first-in, first-out method. Market value is defined as replacement cost for raw materials and net realizable value for work in process and finished goods.

(d)      Fixed assets

Fixed assets are recorded at cost. Depreciation is calculated on a straight-line basis at the following annual rates:

Asset	Rate
Buildings and improvements	2 1/2% to 20%
Equipment	6 2/3% to 25%

Construction in progress includes expenditures incurred to-date, including deposits for equipment and plant expansions which are still in progress or are not yet in service as at the balance sheet date. Accordingly, depreciation on these assets will commence when the assets are put into service.

(e)      Intangible assets

Intangible assets, which represent customer contracts and customer relationships included in the acquisition of Kentucky Derby Hosiery Co., Inc. are being amortized on a straight-line basis over a period of fifteen years.

52 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

2 Significant Accounting Policies (Continued)

(f)      Impairment of long-lived assets

Long-lived assets, consisting of fixed assets and intangible assets with finite lives, are reviewed for potential impairment whenever events and changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset.

(g)      Deferred charges

 The costs of obtaining long-term financing are deferred and amortized using the interest method over the term of the related debt. Plant start-up costs are deferred and amortized on a straight-line basis over two years. The amortization of these charges is included in "Depreciation and amortization".

(h)      Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

Significant areas requiring the use of management estimates and assumptions include the key assumptions used in determining the allowance for doubtful accounts, future income tax assets and liabilities, stock-based compensation costs, estimating the fair value of identifiable tangible and intangible assets in a business combination and the useful life and recoverability of fixed assets and intangible assets.

(i)      Foreign currency translation

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than US dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than US dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than US dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

(j)      Revenue recognition

Sales are recognized upon shipment of products to customers, since title passes upon shipment. At the time of sale, estimates are made for customer price discounts and rebates based upon existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience and other known factors, and exclude sales taxes.

(k)      Cotton and yarn procurements

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton and yarn that are not recoverable in future sales of finished goods, and records a charge to earnings.

Gildan 2006 Annual Report • 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

2 Significant Accounting Policies (Continued)

(l)      Financial instruments and hedging relationships

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts, to manage risks related to fluctuations in exchange rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to earnings in the same period as for the corresponding gains or losses for the hedged items; gains and losses realized subsequently as a result of marking-to-market are charged directly to earnings. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expires, deferred gains or losses are charged in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As at October 1, 2006, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis, and the gains or losses were included in earnings. The Company elected not to follow hedge accounting for these derivatives.

(m)     Income taxes

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and if realization is not considered to be more likely than not, a valuation allowance is provided.

(n)     Stock-based compensation and other stock-based payments

Effective the commencement of its 2004 fiscal year, the Company follows the fair value-based method to account for all transactions whereby services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value-based method, compensation cost is measured at the fair value at the date of grant and is expensed over the award's vesting period.

In fiscal 2006, the Company changed its accounting policy to estimate forfeitures of stock options and restricted share units when determining stock-based compensation. In prior years, the Company accounted for forfeitures as they occurred. This change in accounting policy had no significant impact on the financial position of the Company or on the results of its operations.

For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as a compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

(o)      Employee future benefits

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

(p)     Earnings per share

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner, except the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive, and the issuance of restricted share units. The number of additional shares is calculated by assuming that outstanding options are exercised, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation are used to repurchase common shares at the average share price for the period.

54 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

2 Significant Accounting Policies (Continued)

(q)     Environmental expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(r)     Guarantees

In the normal course of business, the Company enters into various agreements that may contain guarantees. A liability is recorded when the Company considers probable that a payment relating to the guarantee has to be made to the other party.

(s)     Business acquisitions

The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain noncurrent assets, with the balance recorded as an extraordinary gain.

3 Business Acquisition

Effective July 6, 2006, the Company acquired 100% of the common shares of Kentucky Derby Hosiery Co., Inc. ("Kentucky Derby"), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. The total purchase price of $20,371, including transaction costs, was paid in cash, except for $460 which was settled through the issuance of common shares of the Company. The acquisition is intended to enhance and accelerate the Company's strategy to enter the North American mass-market retail channel as a supplier of athletic socks, underwear and activewear.

The Company accounted for this acquisition using the purchase method and the results of Kentucky Derby have been consolidated with those of the Company from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:
Assets acquired
Accounts receivable	$15,081
Income taxes receivable	775
Inventory	30,357
Prepaid expenses	1,458
Fixed assets	6,993
Customer contracts and customer relationships	9,866
64,530
Liabilities assumed
Bank indebtedness	17,350
Accounts payable and accrued liabilities	16,734
Long-term debt	10,075
44,159

Net assets acquired	$20,371

Consideration
Cash	$19,000
10,000 common shares	460
Transaction costs	911
$20,371

Gildan 2006 Annual Report • 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

3 Business Acquisition (Continued)

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness and $3,987 of long-term debt.

The value of the shares issued as consideration for the business acquisition was $46.00 per share, which was determined using the Company's average closing share price on the New York Stock Exchange over a reasonable period before and after the date the terms of the business consideration were agreed to and announced.

Included in the purchase price allocation is an accrual of $1,500 for estimated costs, which includes severance and other employee related costs, for the restructuring and integration of the operations of Kentucky Derby. The restructuring and integration process is expected to be completed during the next fiscal year. As at October 1, 2006, the entire amount is included in "Accounts payable and accrued liabilities".

4 Fixed Assets
			2006
		Accumulated	Net book
	Cost	depreciation	value

Land	$21,669	$–	$21,669
Buildings and improvements	109,949	19,442	90,507
Equipment	268,420	107,530	160,890
Construction in progress	29,611	–	29,611
	$429,649	$126,972	$302,677

			2005
		Accumulated	Net book
	Cost	depreciation	value

Land	$19,032	$–	$19,032
Buildings and improvements	95,207	10,691	84,516
Equipment	227,046	73,619	153,427
Construction in progress	3,640	–	3,640
	$344,925	$84,310	$260,615

For fiscal 2006, accumulated depreciation includes an asset impairment loss of $15,149, described in note 16 (a).

5 Intangible Assets

	2006	2005

Customer contracts and customer relationships (note 3)	$9,866	$–
Less accumulated amortization	(353)	–
	$9,513	$–

6 Other Assets
	2006	2005

Deferred charges, net of accumulated amortization of $6,544 (2005 – $5,716)	$2,333	$1,482
Long-term receivable	758	1,133
Deposits	581	662
Prepaid equipment rental	441	446
Other	388	313
	$4,501	$4,036

56 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

7 Bank Indebtedness

The Company's joint venture, CanAm, has a revolving line of credit in the amount of $4,000. As at October 1, 2006, the joint venture had utilized $3,500 (2005 – $3,980) of its line of credit. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.25% (7.58% at October 1, 2006; 6.13% at October 2, 2005). The line of credit is secured by a first ranking security interest on the assets of the joint venture.

8 Long-Term Debt
	2006	2005

Secured
Senior notes (a)	$17,500	$35,000
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus
2.75% (8.07% at October 1, 2006; 6.63% at October 2, 2005),
maturing in September 2012; secured by assets (b)	9,657	10,658
Term loan, repayable in monthly instalments, bearing interest at a fixed rate of 6%,
maturing in December 2008; secured by equipment (b)	734	1,041
Municipal bonds, repayable in annual instalments, bearing interest at variable rates
(3.85% at October 1, 2006), maturing in January 2010; secured
by building and equipment (c)	2,860	–
Notes payable to bank due in monthly instalments, bearing interest at fixed rates ranging from 4.39% to 5.38%, maturing from December 2006 to June 2009;
secured by equipment (c)	2,128	–
Note payable to bank due in monthly instalments, bearing interest at a fixed
rate of 4.84%, maturing in October 2009; secured by equipment (c)	647	–
Note payable to bank due in monthly instalments, bearing interest at NY Prime plus 0.25% (8.50% at October 1, 2006),
maturing in July 2011; secured by a building (c)	195	–
Obligations under capital leases, bearing interest at 3.83%	–	186
	33,721	46,885
Current portion of secured debt	21,712	19,737
	$12,009	$27,148

Unsecured
Term loans, bearing interest at rates up to 5% per annum,
maturing at various dates through 2008	$140	$262

Current portion of unsecured debt	108	122
	$32	$140
Total secured and unsecured long-term debt	$12,041	$27,288

(a)    The notes bear interest at 9.51% on $13,750 and 9.88% on $3,750, and are secured by tangible and intangible property of the Company. The combined effective interest rate on the senior notes for fiscal 2006 and 2005 was 9.59%. The notes mature in June 2007.

(b)    These term loans have been entered into by CanAm, the Company's joint venture with Frontier Spinning Mills, Inc.

The fixed assets of CanAm serve as collateral for the long-term borrowings of CanAm. In addition, the Company has provided a guarantee of $3,500 on the term debt and revolving credit facility with the bank. Other creditors of CanAm do not have any recourse to the general credit of the Company.

(c)     As a result of the acquisition of Kentucky Derby, described in note 3, the Company assumed the obligations entered into by Kentucky Derby.

Gildan 2006 Annual Report • 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

8 Long-Term Debt (Continued)

The Company has a revolving term credit facility for a maximum of $200,000 which matures in July 2009. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company's accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. There were no amounts drawn under this facility at October 1, 2006 or October 2, 2005.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at October 1, 2006 and October 2, 2005.

Principal payments due on long-term debt are as follows:
Fiscal year

2007	$21,820
2008	3,581
2009	2,901
2010	2,408
2011	1,664
Thereafter	1,487
$33,861

9 Shareholders' Equity

Changes in share capital were as follows:

		2006		2005
		Book		Book
	Shares	value	Shares	value

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares
Issued and outstanding:
Common shares:
Total outstanding, beginning of year	59,954,530	$84,177	–	$–
Conversion of Class A shares
into common shares (a)	–	–	59,397,412	78,170
Shares issued pursuant to business acquisition (note 3)	10,000	460	–	–
Shares issued under employee share purchase plan	8,321	360	9,916	200
Shares issued pursuant to exercise of stock options	140,983	1,587	547,202	5,807
Total outstanding, end of year	60,113,834	86,584	59,954,530	84,177
Class A subordinate voting shares:
Total outstanding, beginning of year	–	–	59,397,412	78,170
Conversion of Class A shares into
common shares (a)	–	–	(59,397,412)	(78,170)
Total outstanding, end of year	–	–	–	–
	60,113,834	$86,584	59,954,530	$84,177

The amounts credited to share capital from the exercise of stock options include a cash consideration of $1,448 (2005 – $5,672) as well as an ascribed value from contributed surplus of $139 (2005 – $135).

58 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

9 Shareholders' Equity (Continued)

(a)     The Articles of the Company were amended by Certificate of Amendment dated February 2, 2005 to create an unlimited number of a new class of common shares, convert each of the issued and outstanding Class A subordinate voting shares into one of the common shares created and cancel the Class A subordinate voting shares as well as the rights, privileges, restrictions and conditions attached thereto.

(b)     On December 1, 2005, the Board of Directors approved the renewal of the stock repurchase program authorizing the Company to purchase up to a maximum of 1,000,000 of the Company's common shares in the open market commencing December 22, 2005 and ending December 21, 2006. As at October 1, 2006, no shares had been repurchased under this plan.

(c)     On December 1, 2004, the Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, the shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(d)      Changes in contributed surplus were as follows:

Balance, October 3, 2004	$681
Stock-based compensation related to stock options and restricted share units	1,050
Ascribed value credited to share capital from exercise of stock options	(135)
Balance, October 2, 2005	1,596
Stock-based compensation related to stock options and restricted share units	908
Ascribed value credited to share capital from exercise of stock options	(139)
Balance, October 1, 2006	$2,365

(e)      Cumulative translation adjustment:

At the commencement of fiscal 2004, the Company adopted the US dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26,248 which is reflected in the cumulative translation adjustment.

10 Stock-Based Compensation

(a)      Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 1,400,000 common shares for issuance under the plans. As at October 1, 2006, a total of 61,077 (2005 – 52,756) shares were issued under these plans.

(b)     Stock options and restricted share units:

The Company's Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options and dilutive restricted share units ("Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 3,000,158 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 1, 2006, 2,062,187 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options vest equally over a two to four-year period from the date of grant, and expire no more than ten years after the date of the grant.

Gildan 2006 Annual Report • 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

10 Stock-Based Compensation (Continued)

Changes in outstanding stock options were as follows:

	Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 3, 2004	1,142,646	$12.88
Exercised	(547,202)	12.78
Forfeited	(26,666)	20.45
Options outstanding, October 2, 2005	568,778	12.62
Exercised	(140,983)	12.38
Options outstanding, October 1, 2006	427,795	$12.70

The following table summarizes information about stock options outstanding and exercisable at October 1, 2006:

		Options outstanding		Options exercisable
			Weighted
		Weighted	average		Weighted
Range of		average	remaining		average
exercise		exercise	contractual		exercise
prices	Number	price	life (yrs)	Number	price
(in Canadian dollars)	(in Canadian dollars)				(in Canadian dollars)

$ 2.57 – 4.88	49,056	$3.78	2.17	49,056	$3.78
$ 9.85 – 10.79	50,830	10.46	5.12	50,830	10.46
$ 12.13 – 13.75	208,856	12.68	4.07	208,856	12.68
$ 17.00 – 20.45	119,053	17.35	4.54	109,500	17.29
	427,795	$12.70		418,242	$12.58

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to-date vest at the end of a five-year vesting period. The Treasury RSUs are subject to vesting conditions, with 50% of each award vesting at the end of their vesting period on the basis of time and the remaining 50% of each award vesting based on the achievement of specified Company performance objectives. Compensation expense relating to the Treasury RSUs is recognized in the financial statements over the vesting period based on the fair value of the Treasury RSUs on the date of the grant and estimates relating to forfeitures and the probability of performance objectives being met. The fair value of the Treasury RSUs granted is equal to the market price of the common shares of the Company at the time of grant.
Changes in outstanding Treasury RSUs were as follows:		Weighted average
		fair value
	Number	per unit
		(in Canadian dollars)

RSUs outstanding, October 3, 2004	224,000	$19.65
Granted	162,000	27.83
Forfeited	(30,000)	18.33
RSUs outstanding, October 2, 2005	356,000	23.48
Granted	120,500	45.72
Forfeited	(60,000)	25.55
RSUs outstanding, October 1, 2006	416,500	$29.62

60 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

10 Stock-Based Compensation (Continued)

As of October 1, 2006, none of the awarded and outstanding Treasury RSUs were vested. The compensation expense recorded for fiscal 2006, in respect of the LTIP, was $908 (2005 – $919). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are credited to share capital.

11 Deferred Share Unit Plan

The Company has a deferred share unit plan for independent members of the Company's Board of Directors who must receive 50% of their annual retainers in the form of deferred share units ("DSUs"). The value of these DSUs is the market price of the Company's common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 1, 2006, there were 1,991 (2005 – 2,666) DSUs outstanding at a value of $96 (2005 – $102). This amount is included in "Accounts payable and accrued liabilities". The DSU obligation will continue to be adjusted each quarter based on the market value of the Company's common shares. The Company includes the cost of the DSU plan in "Selling, general and administrative expenses".

Changes in outstanding DSUs were as follows:

DSUs outstanding, October 3, 2004	–
Granted	2,666
DSUs outstanding, October 2, 2005	2,666
Granted	1,497
Settled	(2,172)
DSUs outstanding, October 1, 2006	1,991

12 Commitments and Contingent Liabilities

(a)     The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year

2007	$9,980
2008	5,175
2009	4,180
2010	3,439
2011	2,959
Thereafter	8,996
$34,729

(b)     As at October 1, 2006, there were contractual obligations outstanding of approximately $46,882 for the acquisition of fixed assets (2005 – $16,971).

(c)     The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

(d)     In November 2002, one of the Company's Mexican subsidiaries ("Gildan Mexico") received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6,000. The substance of the assessment was that the Mexican tax authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgement in its favour. Notwithstanding the judgement, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7,100, primarily comprising interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. The Company has received legal opinions that the tax assessment is without merit under Mexican law governing re-export from maquiladora operations.

Gildan 2006 Annual Report • 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

12 Commitments and Contingent Liabilities (Continued)

Additionally, Gildan Mexico, a maquiladora operation, has provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada. The Company is pursuing all available avenues to resolve this matter in its favour. At the present time, the Mexican authorities are not attempting to enforce payment of this tax assessment. The Company expects to be successful in its efforts to clarify and resolve this matter and, accordingly, no provision has been made in the accounts for this potential liability.

13 Guarantees

As at October 1, 2006, significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at October 1, 2006, the maximum potential liability under these guarantees was $43,100, of which $5,700 was for surety bonds and $37,400 was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during fiscal 2007, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at October 1, 2006, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

14 Income Taxes

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:
	2006	2005	2004

Combined basic Canadian federal and provincial income taxes	$35,459	$27,075	$20,012
Increase (decrease) in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(33,664)	(29,016)	(19,935)
Effect of non-deductible expenses and other	2,987	3,293	3,001
	$4,782	$1,352	$3,078

For fiscal 2005, the effect of different tax rates on earnings of foreign subsidiaries was greater than the amount computed by applying the combined Canadian tax rates to consolidated earnings before income taxes. This occurred due to a combination of losses incurred in the Canadian parent company that generated a recovery of income taxes at statutory Canadian rates, and earnings in the Company's subsidiaries that generated income tax expense at relatively low tax rates.

The components of income tax expense are as follows:
	2006	2005	2004

Current income taxes	$3,018	$1,176	$131
Future income taxes	1,764	176	2,947
	$4,782	$1,352	$3,078

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

62 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

14 Income Taxes (Continued)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized.

Significant components of the Company's future tax position are as follows:
	2006	2005

Future income tax assets (liabilities):
Non-capital losses and research and development expenses	$5,495	$6,735
Reserves and accruals	5,561	2,200
Other	949	1,200
	12,005	10,135
Less valuation allowance	(4,624)	–
	7,381	10,135
Fixed assets and other	(31,526)	(31,386)
Net future income tax liability	$(24,145)	$(21,251)
Presented as:
Current assets	$5,298	$10,135
Long-term liabilities	(29,443)	(31,386)
	$(24,145)	$(21,251)

The Company has unused tax losses expiring in 2026 and deductible temporary differences in the amount of $16,661 arising from the acquisition of Kentucky Derby. The Company recorded a valuation allowance due to the uncertainty of realizing the benefits of these items.

15 Earnings Per Share

A reconciliation between basic and diluted earnings per share is as follows:
	2006	2005	2004

Basic earnings per share:
Basic weighted average number of common shares outstanding	60,051,683	59,690,966	59,181,610
Basic earnings per share	$1.78	$1.44	$1.02
Diluted earnings per share:
Basic weighted average number of common shares outstanding	60,051,683	59,690,966	59,181,610
Plus impact of stock options and Treasury RSUs	574,201	443,910	489,568
Diluted weighted average number of common shares outstanding	60,625,884	60,134,876	59,671,178
Diluted earnings per share	$1.76	$1.43	$1.01

All stock options and Treasury RSUs outstanding for fiscal 2006 and fiscal 2005 were dilutive.

Excluded from the above calculation for fiscal 2004 are 64,000 stock options ranging in price from CA$18.25 to CA$20.44 which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares.

Gildan 2006 Annual Report • 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

16 Restructuring and Other Charges

The following table summarizes the components of restructuring and other charges:

	2006	2005	2004

Canadian textile manufacturing restructuring (a)	$18,930	$–	$–
Restructuring of yarn-spinning facilities (b)	–	10,726	–
Charge to comply with employment contract (c)	1,456	1,050	4,614
	$20,386	$11,776	$4,614

(a)   In September 2006, the Company announced a restructuring of its Canadian manufacturing operations to take effect in December 2006, involving the closure of its textile manufacturing facility in Valleyfield, Quebec and the downsizing of its Montreal, Quebec knitting facility. The Company has recorded a charge of $18,930 relating to this restructuring and the concurrent re-assessment of the recoverability of the carrying values of its remaining Canadian textile manufacturing and related assets. Under the Company's business model, there are essentially no tax recoveries with respect to this charge. The components of this charge include employee severance of $2,141 with respect to the Valleyfield and Montreal textiles facilities, an asset impairment loss of $15,149 relating to all of the Canadian textile and related manufacturing fixed assets, and other costs of $1,640. The Company was required to recognize asset impairment charges to reduce the carrying value of the fixed assets to fair value because the carrying value of the assets exceeded the future cash flows which they were projected to generate during the balance of their estimated economic lives. As at October 1, 2006, all amounts accrued for severance and other costs remained unpaid and are included in "Accounts payable and accrued liabilities".

(b)   During fiscal 2005, the Company closed its two Canadian yarn-spinning facilities, and relocated a major portion of its yarn-spinning equipment to a North Carolina spinning facility operated by CanAm. The Company recorded a charge of $10,726 before tax ($7,008 after tax) during fiscal 2005 for the costs associated with this closure. The components of the charge included a writedown to fair value of the fixed assets not transferred to CanAm of $6,783, employee severance of $3,688, and other costs of $255. The fixed assets not transferred to CanAm were classified as held for sale at their estimated fair values.

Proceeds from assets held for sale of $4,087 and $5,027 were received, respectively in fiscal 2005 and in fiscal 2006. Severance costs were paid in full in fiscal 2005.

(c)    During fiscal 2004, the Company expensed $4,614 ($3,184 after tax) representing management's best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company's financial and operating performance to fiscal 2009. Most of the payments under this contract are payable in Canadian dollars. Movements in the accrual were as follows:

Balance, October 3, 2004	$2,225
Adjustments related to variable components of contractual obligations	1,050
Foreign exchange adjustment	153
Payments	(646)
Balance, October 2, 2005	2,782
Adjustments related to variable components of contractual obligations	1,456
Foreign exchange adjustment	114
Payments	(1,064)
Balance, October 1, 2006	$3,288

64 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

17 Other information

(a)   The following items were included in the determination of the Company's net earnings:
	2006	2005	2004

Depreciation expense of fixed assets	$31,006	$24,677	$21,511
Interest expense on long-term debt	4,253	4,805	6,226
Interest expense on short-term indebtedness	280	56	–
Foreign exchange gain (loss)	1,578	(1,113)	47
Defined contribution plan expense	1,035	688	442
Amortization expense of deferred start-up costs	770	502	377
Amortization of intangible assets	353	–	–
Amortization of deferred financing costs	254	436	387
Investment income	1,466	450	248
Research and development tax credits	1,290	761	360

(b)   An amount of approximately $1,035 (2005 – $1,173; 2004 – $500) is included as compensation costs in "Selling, general and administrative expenses" for fiscal 2006 in respect of the employee share purchase plans, RSUs, DSUs and certain stock options.

(c)   Supplemental cash flow disclosure:
	2006	2005	2004

Cash paid during the year for:
Interest	$4,771	$4,516	$6,404
Income taxes	2,031	1,557	1,812
Non-cash transactions:
Additions to fixed assets included in accounts payable and accrued liabilities	2,979	740	3,473
Issuance of shares on acquisition of Kentucky Derby	460	–	–

Cash and cash equivalents consist of:
Cash balances with banks	$27,810	$38,802	$33,571
Short-term investments, bearing interest at 4.90% (2005 – 3.67%; 2004 – 1.72%)	1,197	31,000	27,100
	$29,007	$69,802	$60,671

18 Related Party Transactions

The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:
	2006	2005	2004

Transactions:
Yarn purchases	$100,432	$106,820	$94,910
Management fee expense	750	562	–
Balances outstanding:
Accounts payable	$18,877	$15,631

During fiscal 2005, Frontier Spinning Mills, Inc. contributed $2,500 in cash to CanAm.

Gildan 2006 Annual Report • 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

19 Financial Instruments

(a)     Foreign currency risk management:

A portion of the Company's sales and operating expenses are denominated in currencies other than US dollars. The Company uses the revenue stream in these non-US dollar currencies as a partial, natural hedge against purchases of fixed assets and expenses denominated in these non-US dollar currencies. From time to time, the Company also uses forward foreign exchange contracts to hedge its foreign exchange exposure on cash flows related to sales and operating expenses.

The following table summarizes the Company's commitments to buy and sell foreign currencies as at October 1, 2006 and October 2, 2005:
				Notional
	Notional	Exchange		US dollar
	amount	rate	Maturity	equivalent

2006:
Buy contracts:
Foreign exchange contracts	€ 9,756	1.2056 to 1.2696	Oct. 2006 – June 2007	$ 11,934
	CA$ 6,250	0.8961	Oct. 2006	5,600

2005:
Buy contracts:
Foreign exchange contracts	CA$ 21,400	0.7997 to 0.8216	Oct. 2005 – Aug. 2006	$ 17,348
	€ 2,150	1.2039	Oct. 2005	2,588

Sell contracts:
Foreign exchange contracts	€ 9,276	1.3450 to 1.3721	Oct. 2005 – Sept. 2006	$ 12,620
	£ 4,490	1.8707 to 1.8909	Oct. 2005 – Sept. 2006	8,439
	CA$ 2,800	0.8610	Oct. 2005	2,410

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions.

(b)    Credit risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with major North American and European financial institutions.

The Company's extension of credit involves judgement and is based on an evaluation of each customer's financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss. As at October 1, 2006, the Company's top 10 customers accounted for 57.0% (2005 – 60.1%) of the trade receivable balance, of which one customer represented 18.1% (2005 – 20.5%). The remaining trade receivable balances are dispersed among a large number of debtors across many geographic areas including the United States, Canada, Europe and Australasia.

An allowance for doubtful accounts is maintained for credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c)    Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

66 • Gildan 2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars)

19 Financial Instruments (Continued)

The Company has determined that the carrying values of its short-term financial assets and liabilities approximate their respective fair values as at the balance sheet dates because of the short-term maturity of those instruments.

The fair value of long-term debt is $34,479 (2005 – $49,532) compared to a carrying value of $33,861 (2005 – $47,147) as at October 1, 2006. The fair value of the forward foreign exchange contracts is $502 (2005 – $2,953) as at October 1, 2006. The method of calculating fair values for the financial instruments is described below.

The fair value of the Company's long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value. The fair value of the forward foreign exchange contracts was determined using quoted market values.

(d)     Interest rate risk:

The Company's exposure to interest rate fluctuations is with respect to debt which bears interest at floating rates.

20 Segmented Information

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)     Sales by major product group:
	2006	2005	2004

Activewear and underwear	$743,215	$653,851	$ 533,368
Socks	29,975	–	–
	$773,190	$653,851	$ 533,368

(b)     Major customers and revenues by geographic areas:

(i) The Company has one customer accounting for greater than 10% of total sales. This customer accounted for 28.2% of total sales (2005 – 28.2%; 2004 – 25.0%).

(ii) Sales were derived from customers located in the following geographic areas:

	2006	2005	2004

United States	$680,048	$567,084	$ 452,060
Canada	50,440	46,009	44,827
Europe and other	42,702	40,758	36,481
	$773,190	$653,851	$ 533,368

(c) Fixed assets by geographic areas are as follows:

		2006	2005

Caribbean Basin and Central America		$200,170	$ 141,029
United States		68,591	67,260
Canada		31,407	47,711
Mexico		2,509	4,615
		$302,677	$ 260,615

21 Comparative figures

Certain comparative figures have been reclassified in order to conform with the current year's presentation.